UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated February 27, 2017
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X
Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release NEWS RELEASE – Change to the South African Dividend Withholding
Tax Rate and Impact on Cash Dividend Declaration

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
(“AngloGold Ashanti” or the “Company”)
27 February 2017
NEWS RELEASE
CHANGE TO THE SOUTH AFRICAN DIVIDEND WITHHOLDING TAX RATE AND IMPACT ON
CASH DIVIDEND DECLARATION
Shareholders are referred to the announcement released on the Stock Exchange News Service on
21 February 2017 in which they were advised, inter alia, that the Board of Directors of AngloGold
Ashanti had resolved to declare a gross cash dividend to shareholders recorded in the register of the company on 24 March 2017.
Shareholders are now advised that, consequent to the announcement by the South African Minister of
Finance, Pravin Gordhan of an increase in the South African dividend withholding tax (“DWT”) rate from
15% to 20%, in his budget speech of 22 February 2017, the DWT applicable to the gross cash dividend per ordinary share of 130 South African cents to be paid to shareholders is 20%, with effect from
22 February 2017.
The net dividend amount per ordinary share is accordingly 104 South African cents and not 110.50
South African cents as previously announced.
The salient dates and times and other information provided in respect of the dividend declaration announced on 21 February 2017 remain unchanged.
27 February 2017
Ends
JSE Sponsor: Deutsche Securities (SA) Proprietary Limited
Contacts
Media
Chris Nthite +27 11 637 6388/+27 83 301 2481 cnthite@anglogoldashanti.com
Stewart Bailey +27 81 032 2563 / +27 11 637 6031 sbailey@anglogoldashanti.com

General inquiries
media@anglogoldashanti.com
Investors
Stewart Bailey +27 81 032 2563 / +27 11 637 6031
sbailey@anglogoldashanti.com
Sabrina Brockman
+1 646 880 4526/ +1 646 379 2555
sbrockman@anglogoldashanti.com
Fundisa Mgidi +27 11 6376763 / +27 82 821 5322 fmgidi@anglogoldashanti.com
Forward-Looking Information and Non-GAAP Financial Measures
Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning production, cash costs, all-in sustaining costs, all-in costs, cost savings, headline earnings, headline earnings per share, basic earnings, basic earnings per share and other operating or financial results, and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition.

These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold
Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct.
Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management.

For a discussion of such risk factors, refer to AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2015, which was filed with the United States Securities and Exchange Commission (“SEC”). These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold
Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. AngloGold
Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the
“Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.
Incorporated in the Republic of South Africa Reg No: 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG CUSIP: 035128206 – NYSE share code: AU

Website: www.anglogoldashanti.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 27, 2017
AngloGold Ashanti Limited
By:
/s/ M E SANZ PEREZ________
Name: M E Sanz Perez
Title: EVP: Group Legal, Commercial & Governance